SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K



                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For December 20, 2001



                                 CNOOC Limited

                (Translation of registrant's name into English)

             ----------------------------------------------------

                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

             ----------------------------------------------------





(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F  X             Form 40-F
                           ---------                ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                      No           X
                           ---------                ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

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Company Press Release
---------------------

CNOOC Limited Adds Industry Veteran to The Board of Directors

(Hong Kong, December 19, 2001) - The Board of Directors (the "Board") of CNOOC Limited (NYSE "CEO", SEHK "883") (the "Company") announced today that Mr. Will Honeybourne has been appointed to the Board in place of Mr. Lim Meng Ann who departs the Board effective from 18 December 2001.

Mr. Will Honeybourne is a Managing Director of First Reserve, a private equity firm specialized in energy investments. Prior to joining First Reserve, he served as Senior Vice President for Western Atlas International, President and Chief Executive Officer of Alberta-based Computalog and in various management capacities with Baker Hughes, including Vice President and General Manager at INTEQ and President of EXLOG. Mr. Honeybourne serves on several other energy company boards in the United States, Canada and the United Kingdom. A United States national, Mr. Honeybourne holds a BSc. in Oil Technology from Imperial College, London University.

"I am very pleased to have Mr. Will Honeybourne on our Board. He brings a combination of industry experiences and capital market knowledge to the Board. It strengthens the Board's ability to govern," said Mr. Wei Liucheng, Chairman and Chief Executive Officer of the Company, "We have been trying to bring global industry insights to the Board. Mr. Honeybourne is the perfect fit. Together with Mr. Honeybourne, the Board will continue to ensure the Company maintains the highest management standards and good corporate governance. On behalf of the Board, I would like to thank Mr. Lim Meng Ann for his valuable contribution to the Company."

Mr. Will Honeybourne's brief biography is attached for reference:

Will Honeybourne (49), Managing Director of First Reserve, joined First Reserve in 1999. He is responsible for deal origination and investment structuring and monitoring, with a primary focus on service technology and the international markets. He serves on the board of directors of various First Reserve portfolio companies, currently including Dresser Inc., CiDRA Corporation, Highland Energy Limited, Canadian Crude Separators, Inc., and Destiny Resource Services Corporation. Prior to joining First Reserve, Mr. Honeybourne served as Senior Vice President of Western Atlas International, a $2.5 billion oilfield services company. Prior to Western Atlas, he served as President and Chief Executive Officer of Alberta-based Computalog and in various capacities with Baker Hughes, including Vice President and General Manager at INTEQ and President of EXLOG. Born in Great Britain, Mr. Honeybourne holds a BSc. in oil Technology from Imperial College, London University.

First Reserve is managed by a stable team of 8 Partners who have an average of 22 years of industry experience. The Partners are supported by 6 other investment professionals.

First Reserve has generated a strong investment track record. First Reserve has over US$2.5 billion of assets under management. First Reserve acquires interests in both producing companies and companies that provide services, equipment, manufacturing and production enhancement capabilities to the energy sector. By using their domain knowledge and experience in the energy sector, and by applying buyout and growth techniques to its investments, First Reserve is able to build substantial businesses and generate good returns for its investors.

************

Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, the Company is the dominant producer of crude oil and natural gas offshore China. The Company is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2000, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 239,337 BOE per day.

The Company has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with approximately 1,000 employees.

CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

The Company is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). The Company is the sole vehicle through which CNOOC carries out oil and gas exploration, development and production activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research and services functions for the PRC offshore petroleum industry as well as other mid- or down-stream petroleum projects.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company. These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes of the PRC's economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei                          Ms. Anne Lui/Mr. Henry Chua
CNOOC Limited                             Ketchum Newscan Public Relations
Tel : +86 10 8452 1646                    Tel: +852 3141 8016/+852 3141 8082
Fax: +86 10 8452 1648                     Fax: +852 2510 8199
E-mail: xiaozw@cnooc.com.cn               Email:   anne.lui@knprhk.com
        -------------------
                                                   henry.chua@knprhk.com

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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                 CNOOC Limited


                                 By:  /s/ Cao Yunshi
                                    -----------------------------
                                    Name: Cao Yunshi
                                    Title:  Company Secretary

Dated: December 20, 2001